650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

August 12, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Barbara C. Jacobs

Matthew Crispino

Morgan Youngwood

Stephen Krikorian

Re:          Rocket Fuel Inc.

Confidential Draft No. 2 to Confidential Draft Registration Statement on Form S-1

Submitted July 3, 2013

CIK No. 0001477200

Ladies and Gentlemen:

On behalf of our client, Rocket Fuel Inc. (“Rocket Fuel” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 22, 2013 (the “Comment Letter”), relating to the above referenced Confidential Draft No. 2 to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement.  For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on July 3, 2013.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance, page 52

1.                                      We note your response to prior comment 15. Explain whether your advertising revenues per impression from mobile devices, social and video channels are generally lower than those from display. As part of your response, please tell us the amount of advertising revenues attributable to display, mobile, social and video channels for each period presented.

In response to the Staff’s comment, and further to our discussions with Messrs. Crispino and Youngwood on August 6, 2013 and with Mr. Youngwood on August 7, 2013, we have revised pages 57 and 60 of the Registration Statement to disclose revenue from the display channel and other channels for each period presented. The Company operates one technology platform that is capable of

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August 12, 2013

optimizing advertising campaigns across multiple inventory sources, including display, mobile, social and video channels. The Company continues to generate its revenue primarily from the display channel, which it defines as advertising delivered to internet-enabled devices, excluding advertising delivered to mobile devices and through social and video channels. As discussed with the Staff, the Company has aggregated revenue with respect to advertising delivered to mobile devices and through social and video channels as “other channels” because each such channel represents a relatively small portion of the Company’s total revenue. For the six months ended June 30, 2013, revenue from the display channel was approximately $78.4 million, or 85% of total revenue, and revenue from the other channels was approximately $14.2 million, or 15% of total revenue, with each other channel representing less than 10% of total revenue. Finally, as discussed with the Staff in connection with the Staff’s question regarding whether advertising revenue per impression from other channels is generally lower than from the display channel, we supplementally advise the Staff that the percentage of the Company’s total revenue less media costs attributable to display and other channels, respectively, is nearly identical (within approximately one percentage point) to the percentage of total revenue represented by display and other channels, respectively, for the periods presented.

2.                                      We note your response to prior comment 16 and continue to believe that you should revise your disclosures to discuss the number of new customers and the retention rates for existing customers. This appears to be important information necessary to understanding your business and results of operations. As part of your response, please tell us the number of new customers and the retention rates for each period presented.

In response to the Staff’s comment, and further to our discussions with the Staff, we have revised pages 1, 5, 50, 53, 84 and 92 of the Registration Statement to provide a retention statistic, which the Company refers to as its “revenue retention rate,” that illustrates the contributions of existing customers and new customers to the Company’s total revenue over the twelve-month periods presented. The Company defines “revenue retention rate” with respect to a given twelve-month period as (i) revenue recognized during such period from customers that contributed to revenue recognized in the prior twelve-month period divided by (ii) total revenue recognized in such prior twelve-month period. This revenue retention metric demonstrates both “existing” customer retention and revenue growth, and also allows investors to calculate “new” customer contributions to revenue as seen on page 53 of the Registration Statement. As discussed with the Staff, the Company believes that this definition appropriately captures the dynamics of its industry, as its customers’ advertising spending is influenced over time by a variety of factors, including seasonality, new product launches and budget changes. The Company further believes that the twelve-month period used for this metric reduces the inherent subjectivity in determining whether a customer is “new” or “existing” over specific quarterly time periods.  Finally, to supplement the disclosure provided by the Company’s revenue retention metric, the Company has quantified the contributions to revenue from new customers and existing customers for these periods.

Components of Our Results of Operations, page 53

3.                                      We note your response to prior comment 17. Please explain in greater detail why providing a quantitative and qualitative analysis of how your revenues are impacted by the total number of advertising impressions delivered and the CPM, or cost per mille (or cost per thousand impressions) will not be meaningful to a reader. This appears to be important and material

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August 12, 2013

information necessary to understanding your business and results of operations as these metric appear to be a underlying driver of revenue. As part of your response, please tell us the number of advertising impressions delivered and the CPM for each period presented.

In response to the Staff’s comment, and further to our discussions with the Staff on August 6, 2013 and August 7, 2013, we have revised the disclosure on pages 57 and 60 of the Registration Statement to provide a qualitative assessment of changes in advertising impressions delivered and the average CPM, or cost per mille (or cost per thousand impressions), for each period presented. As discussed with the Staff, the Company believes that both impressions delivered and the average CPM are by-products of its business, rather than drivers of revenue, and the Company’s key metric, revenue less media costs, remains consistently strong over the periods presented irrespective of fluctuations in impressions delivered or CPM.  We have also further revised the disclosure on pages 57 and 60 to demonstrate the performance of the Company’s revenue less media costs for the periods presented to further assist potential investors in understanding the disclosure provided.

Liquidity and Capital Resources, page 65

4.                                      We note your revised disclosures in response to prior comment 18. Since your collections and your resulting day’s sales outstanding (“DSO”) can vary, it appears that this will impact your liquidity needs. In this regard, explain why providing your DSO at each balance sheet date would not be relevant to understanding how your collections might impact your cash flows.

In response to the Staff comment, we have revised the disclosure on page 67 of the Registration Statement to include days sales outstanding for each of the periods presented.

Critical Accounting Policies and Estimates

Common Stock Valuation, page 75

5.                                      We note your revised disclosures in response to prior comment 22. Please revise to provide enhanced disclosures that quantify how changes in your forward revenue estimates and market multiples impacted the fair value determination at each respective valuation date.

In response to the Staff’s comment, we have revised pages 78 to 82 of the Registration Statement to include enhanced disclosure to quantify how changes in forward revenue estimates and market multiples impacted the fair value determination at each respective valuation date.

6.                                      We note your response to prior comment 23. Explain why you believe using the straight-line method to establish fair value in cases where grants were made in the same month that fair value was estimated using a valuation report is proper. For example, explain why the December 4, 2012 grants did not use the fair value as estimated as of December 31, 2012.

In response to the Staff’s comment, we have revised the disclosure on pages 79 to 82 of the Registration Statement to explain why the Company believes it is proper to use the straight-line method to establish fair value in cases where grants were made in the same month that fair value was estimated using a third-party valuation report. We supplementally advise the Staff that the increase in

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fair value from the September 30, 2012 valuation to the December 31, 2012 valuation was primarily due to the Company’s success in continuing to drive revenue growth and the related increase in the Company’s revenue forecast, as well as the increased likelihood of an initial public offering. Using the benefit of hindsight, the Company determined that the straight-line calculation would provide the most appropriate method for determining the valuation of its common stock on the interim date between valuations because the Company did not identify any single event or series of events that occurred during the month of December 2012 that would have caused a material change in fair value.

7.                                      Please clarify your disclosures on page 79 that state “We have revised our financial statements for the year ended December 31, 2012 and the three months ended March 31, 2013 to reflect the amortization of stock-based compensation and stock-based compensation expense in those periods related to the reassessed fair values described above.” In this regard, indicate whether the revisions were made prior to filing your DRS and explain why you did not provide disclosure of the revisions pursuant to ASC 250-10-50.

In response to the Staff’s comment, we have revised page 82 of the Registration Statement to clarify that the amortization of stock-based compensation and stock-based compensation expense related to the reassessed fair values described on pages 78 to 82 of the Registration Statement are presented in the Company’s financial statements for the year ended December 31, 2012 and the six months ended June 30, 2013. We supplementally advise the Staff that the audited financial statements were issued after the expenses related to the reassessed fair values were presented in the financial statements and thus there are no revisions requiring disclosure pursuant to ASC 250-10-50.

Exhibit Index

8.                                      You indicate in your response to prior comment 37 that you do not believe you are substantially dependent upon your agreement with Internap because, in part, you believe that you could enter into an agreement with an alternative data center provider on terms substantially similar to those governing the agreement with Internap. It is unclear from your response, however, if the disruption associated with transitioning from Internap to another data center would have a material impact on your operations. Please advise.

In response to the Staff’s comment, we respectfully advise the Staff that the Company’s infrastructure is hosted across five data centers, and access to each data center is governed by a separate contract between the Company and a third-party service provider. The Company has previous experience adding data centers and changing data center providers. The Company adds data centers and transitions from one data center to another as part of its routine operations.  As a result, if the Company determines that it is in its interest to transition from one data center to another, the Company believes it could do so without causing a material disruption to its operations.

Artwork and Case Studies

On July 24, 2013, we spoke with the Staff regarding the case studies and artwork that the Company is proposing to include in the Registration Statement. In response to the Staff’s oral comments provided on such call, we have revised the artwork to clarify the meaning of the terms “active customer” and “daily impressions” and to increase the size of the font identifying the customers quoted, and have included the revised artwork in the Registration Statement.

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In addition, at the Staff’s request, we supplementally confirm the following:

•                  The Company has received permission from each person quoted or featured in the case studies or artwork, as applicable, to have such statements or information included in the Registration Statement;

•                  The Company has not paid for any of the testimonials that appear in the artwork or case studies included in the Registration Statement; and

•                  The screenshots featured in the artwork are from the user interface of the Company’s technology platform.

* * * *

Securities and Exchange Commission

August 12, 2013

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 493-9300 or rproffitt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rachel B. Proffitt
Rachel B. Proffitt

cc:                                George H. John, Rocket Fuel Inc.
Peter Bardwick, Rocket Fuel Inc.

JoAnn C. Covington, Rocket Fuel Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Mark C. Stevens, Fenwick & West LLP

Jeffrey R. Vetter, Fenwick & West LLP

James D. Evans, Fenwick & West LLP